UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PT Indosat Tbk

File No. 5-53745 - CF#22259

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Qatar Telecom (Qtel) Q.S.C. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Schedule 13D/A filed on June 13, 2008 relating to the company's beneficial ownership of common shares of PT Indosat Tbk.

Based on representations by Qatar Telecom (Qtel) Q.S.C. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 2   through June 16, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Michele M. Anderson, Chief
        Office of Mergers and Acquisitions